Exhibit 12(a)

CLECO CORPORATION
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
AND EARNINGS TO COMBINED FIXED CHARGES
AND PREFERRED STOCK DIVIDENDS
 (UNAUDITED)
	For the three months ended June 30, 2001	For the six months ended June 30, 2001	For the twelve months ended June 30, 2001
	(In thousands except ratios)

Earnings	$ 14,069	$ 26,170	$ 66,206
Income taxes	7,924	14,048	34,706

Earnings from continuing operations before income taxes	$ 21,993	$ 40,218	$ 100,912
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Fixed charges:
Interest, long-term debt	$ 15,338	$ 30,655	$ 61,033
Interest, other (including interest on short-term debt)	1,920	3,850	4,158
Amortization of debt expense, premium, net	279	558	1,123
Portion of rentals representative of an interest factor	123	287	544

Total fixed charges	$ 17,660	$ 35,350	$ 66,858
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Earnings from continuing operations before income taxes	$ 21,993	$ 40,218	$ 100,912
Plus: total fixed charges from above	17,660	35,350	66,858
Plus: amortization of capitalized interest	119	278	720
Less: long-term interest capitalized	(4,629)	(9,018)	(15,931)

Earnings from continuing operations before income taxes and fixed charges	$ 35,143	$ 66,828	$ 152,559
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Ratio of earnings to fixed charges	1.99x	1.89x	2.28x
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Total fixed charges from above	$ 17,660	35,350	$ 66,858
Preferred stock dividends*	550	1,121	2,255

Total fixed charges and preferred stock dividends	$ 18,215	$ 36,472	$ 69,113
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Ratio of earnings to combined fixed charges and preferred stock dividends	1.93x	1.83x	2.21x
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* Preferred stock dividends multiplied by the ratio of pretax income to net income.